

16013716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/18/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.E. LAIRD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 OTIS AVENUE
(No. and Street)

ST. PAUL (City) MN (State) 55104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM LAIRD 651/414-9552 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP JOHN LINDELL, PTR.
(Name – *if individual, state last, first, middle name*)

225 S. 6TH STREET, STE 2300 MINNEAPOLIS, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Laird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.E. Laird Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title


JANET M. GOULD
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

Janet M. Gould 2/29/2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.E. LAIRD SECURITIES, LLC
St. Paul, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2015 and for the period March 18, 2015
through December 31, 2015



BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
T.E. Laird Securities, LLC
St. Paul, Minnesota

We have audited the accompanying statement of financial condition of T.E. Laird Securities, LLC as of December 31, 2015, and the related statements of operations, member's equity, and cash flows for the period March 18, 2015 (date of regulatory approval) through December 31, 2015. These financial statements are the responsibility of T.E. Laird Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.E. Laird Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period March 18, 2015 through December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of T.E. Laird Securities, LLC's financial statements. The supplemental information is the responsibility of T.E. Laird Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2016

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS
As of December 31, 2015 and for the period March 18, 2015 through December 31, 2015

T.E. LAIRD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS		
CASH	$	25,230
OTHER ASSETS		2,250
TOTAL ASSETS	$	27,480
LIABILITIES AND MEMBER'S EQUITY		
ACCOUNTS PAYABLE	$	924
Total Liabilities		924
MEMBER'S EQUITY		26,556
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,480

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF OPERATIONS
For the period March 18, 2015 through December 31, 2015

REVENUES	$ -
EXPENSES	11,834
INTEREST INCOME	57
NET LOSS	$ (11,777)

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
For the period March 18, 2015 through December 31, 2015

BALANCE, March 18, 2015	$	28,333
Contributions from member		10,000
2015 net loss		(11,777)
BALANCE, December 31, 2015	$	26,556

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the period March 18, 2015 through December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (11,777)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Other assets	(2,044)
Account payable	(21,266)
Net Cash Flows from Operating Activities	(35,087)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	10,000
Net Cash Flows from Financing Activities	10,000
Net Change in Cash	(25,087)
CASH - Beginning of Period	50,317
CASH - END OF PERIOD	$ 25,230

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

T.E. Laird Securities, LLC (the "Company") was organized in Delaware as a limited liability company on October 3, 2013. The Company offers money management services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) as of March 18, 2015.

The Company is a wholly-owned subsidiary of TEL Holdings, LLC ("Parent"). The Parent will support the Company operationally through at least December 31, 2016.

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2015, the Company had net capital of $24,306 which was $19,306 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.4 to 1 as of December 31, 2015.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2015 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Subsequent Events

The Company has evaluated subsequent events occurring through the February 26, 2016, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

T.E. LAIRD SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity	$ 26,556
Total non-allowable assets	2,250
Net capital before haircuts on securities positions	24,306
Haircuts on securities positions	-
Net capital	$ 24,306

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 924

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 19,306
Net capital less 120% of minimum net capital requirement	$ 18,306
Ratio: Aggregate indebtedness to net capital	.04 to 1

SUPPLEMENTAL INFORMATION

T.E. LAIRD SECURITIES, LLC

St. Paul, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

For the Period March 18, 2015 through December 31, 2015



BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
T.E. Laird Securities, LLC
St. Paul, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.E. Laird Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which T.E. Laird Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) T.E. Laird Securities, LLC stated that T.E. Laird Securities, LLC met the identified exemption provisions throughout the period March 18, 2015 through December 31, 2015 without exception. T.E. Laird Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.E. Laird Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2016

TE LAIRD SECURITIES, LLC
79 OTIS AVENUE
ST. PAUL, MN 55104

February 18, 2016

Securities & Exchange Commission
100 F Street" NE
Washington, D.C. 20549

RE: Exemption Letter: TE Laird Securities, LLC ("TELSEC")
SEC Number: 8-69386

To Whom It May Concern:

TELSEC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) because we do not hold customer accounts or safekeep securities.

Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive benefit of Customers of TE Laird Securities, LLC. "

T.E. Laird Securities, LLC

I, Thomas E. Laird, affirm to the best of my knowledge that this Exemption Report is accurate.



By: Thomas E. Laird

Title: President